July 31, 2024

Pearlyne Paulemon

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Paradyme Fund A II, LLC
Amendment No. 2 to Form 1A
Filed July 22, 2024
File No. 024-12331024-12449

Ms. Paulemon:

Please see below for responses to the Division’s letter dated July 29, 2024, regarding the above captioned matter. All questions have been addressed in amendment No. 3 to the Offering Statement on Form 1-A, filed July 31, 2024 (the “Amendment No. 3”), as further herein detailed.

Form 1-A/A filed July 22, 2024

Summary, page 6

1.We note your response to prior comment 1.  Please also revise your disclosure on page 9 to remove the reference to a minimum offering amount.

The remaining references to a minimum offering amount were left in the previous amendment to disclose to investors the general process, including when there is a minimum for a future series offering. The Amendment No. 3 has been revised to remove the remaining references for now since they are not currently applicable for the available Series.

Use of Proceeds, page 31

2.We note your response to prior comment 2. However, your disclosure is unclear regarding the principal purposes for which the net proceeds are intended to be used. In the first table, please explain the meaning of investment in hard and soft costs and describe what the company will do with potential reserves. Also add a column assuming that you receive 25% of the total offering proceeds. See Item 6 of Form 1-A. In the second table, describe in greater detail your reinvestment and financing costs, such as whether these funds are firm or contingent, and any risks associated with such funds. See Instruction 5 to Item 6 of Form 1-A.

In Amendment No. 3 the first table has been revised to further explain the meaning of investment in hard and soft costs. Investment in hard costs includes constructions materials (structural, finishes, fixtures, landscaping), construction labor and overhead (general contractor and subcontractors). Investment in soft costs includes architectural design, engineering services, environmental research, financing, marketing, insurance, legal fees, permits, administrative expenses. The table has also been updated to disclose that potential reserves will be used to cover any cost overruns, overhead, and/or additional marketing.

General

3.We note your response to prior comment 6. Please revise to reflect that the offering statement is also signed by the principal financial officer and principal accounting officer. See Instructions to Signatures of Form 1-A.

The signature block for Amendment No. 3 has been revised to include Ryan Garland’s titles as principal financial officer and principal accounting officer.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC